

April 21, 2015

David Cass
President
Focus Ventures Ltd.
200 Burrard Street, Suite 650
Vancouver, British Columbia, Canada V6C 3L6

      Re: **Focus Ventures Ltd.**
            Amendment No. 2 to Registration Statement on Form 20-F
            Filed April 10, 2015
            File No. 000-55349

Dear Mr. Cass:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 39

1.   The revisions in response to prior comment 3 do not appear to address that comment; therefore, we reissue the comment. Please expand your disclosure in response to comment 11, in our February 5, 2015 letter, to address the second sentence of that comment. Your discussion should disclose how you plan to address immediate funding needs and the funds necessary to achieve your business plans. Additionally, where you refer to "additional funds" necessary, please revise to quantify the material amounts needed for the identified purposes, including exploration costs and the Bayovar 12 purchase.

Related Party Transactions, page 48

2.   We note your disclosure in footnote 3 on page 48 regarding the ownership of shares by Sprott Resource Lending Partnership and Resource Capital Investments Corp. Please

advise us of the relationship between these entities, including whether Sprott is a related party. In this regard, we note the reference to Sprott being a 14.6% shareholder on page 30 of the Corporate Presentation March 2015, available on your website. To the extent applicable provide related party transactions disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Sally Whittall